

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 24, 2017

Valerie C. Toalson
Chief Financial Officer
Cadence Bancorporation
2800 Post Oak Boulevard, Suite 3800
Houston, TX 77056

> **Re:** **Cadence Bancorporation**
> **Amendment No. 4 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 30, 2017**
> **CIK No. 0001614184**

Dear Ms. Toalson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. Please revise to disclose that you will effect a pro rata stock split prior to the offering as described starting on page 70. Please also revise the share information throughout the prospectus to account for the effect of the stock split.

Company Overview, page 1

2. Please revise to include your total stockholders' equity as of September 30, 2016.

Business Segments

Banking Segment, page 1

3.   Please revise this section and your discussion of funding sources throughout the prospectus to disclose the extent to which you rely on brokered deposits as a source of funding.

4.   Please revise this section to include nonaccrual loan totals in each lending segment as of September 30, 2015 in addition to the totals as of September30, 2016.

Southeast Markets (Alabama, Florida, Mississippi, Tennessee)

Access to a Large Population and Stable Economy, page 8

5.   To the extent possible, please revise this section to provide more recent figures.

Clear Path to Run-Rate Earnings and Competitive Return Profile, page 12

6.   Please revise the fourth bullet to disclose the number of branches closed, by state.

7.   We note your statement that, excluding your current interest rate hedges, the net interest income benefit that you would receive in a +200bps immediate interest rate shock scenario as of September 30, 2016 would be 10.8%, or $32.8 million. We also note your statement that the current interest rate hedges will begin rolling off at the end of 2017. Finally, we note that you had positions with respect to a notional amount of $1.3 billion in commercial loan interest rate swaps at September 30, 2016. In order for shareholders to put your disclosure in context, please describe whether you plan to continue to enter into interest rate swap and like agreements in order to manage your interest rate risk going forward. Alternatively, either remove the reference to your net interest income benefit excluding your current interest rate hedges, or describe why you believe it to be a useful metric in analyzing your results.

Our Controlling Stockholder, page 17

8.   Please revise to provide a discussion of any business conducted by Cadence Bancorp, LLC other than managing you, as well as any assets it holds other than its interests in you. Please also describe the extent of any capital-raising activities in which it has engaged subsequent to its formation.

Class B Non-Voting Stock, page 19

9.   Please revise this section to disclose whether you have any current plans, arrangements or understandings to issue shares your Class B non-voting stock.

The Offering

Use of Proceeds, page 21

10.   To the extent that you plan to use any material part of the proceeds of the offering to repay debt, please revise your disclosure to comply with Instruction 4 to Item 504 of Regulation S-K.

Risk Factors

The borrowing needs of our clients may increase … , page 30

11.   Please revise this risk factor to quantify the total amount of your unfunded commitments.

We have a significant deferred tax asset that may not be fully realized in the future, page 37

12.   Please revise this risk factor to describe the implications of Section 382 of the Internal Revenue Code with respect to a portion of your net operating losses.

Any future acquisitions will subject us to a variety of risks … , page 45

13.   Please revise this risk factor to disclose whether you have any current plans, arrangements or understandings to pursue any acquisitions.

Future equity issuances could result in dilution … , page 63

14.   Please revise this risk factor to disclose whether you have any current plans, arrangements or understandings to issue any shares of your Class A common stock during the next twelve months.

Cautionary Note Regarding Forward-Looking Statements, page 66

15.   Please revise to delete references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Balance Sheet Drivers

Asset Quality, page 86

16.   Please revise this section to quantify your exposures to non-performing loans and assets, including the portion of your loan portfolio comprised of ACI loans.

<u>Board of Directors Upon Completion of the Offering, page 181</u>

17.   Please file written consents for each director as required by Securities Act Rule 438.

        You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3107 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney at (202) 551-3107 or me at (202) 551-3434 with any other questions.

                                Sincerely,

                                /s/ Michael Clampitt

                                Michael Clampitt
                                Senior Staff Attorney
                                Office of Financial Services